Faegre, Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 21, 2020

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:	FlexShares® Trust (the “Trust” or “Registrant”)

Post-Effective Amendment No. 85 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following responds to comments that you provided to us by telephone on February 6, 2020, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”), which was filed to reflect new underlying indexes for FlexShares® Credit-Scored US Long Corporate Bond Index Fund and FlexShares® Credit-Scored US Corporate Bond Index Fund (each, a “Fund,” and together, the “Funds”).

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the Trust’s disclosure discussed below will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”) to be filed on or about February 26, 2020.

1.    Comment: Will the Funds’ names be changing, and if not, please explain supplementally to the Staff why Fund names that refer to another index would not be confusing to investors. The Staff may have additional comments.

Response: The Funds’ names will not be changed. The Registrant does not believe that Fund names will be confusing to investors because: (a) the transition from the old indexes to the new indexes will be clearly disclosed to shareholders in the Funds’ prospectus; and (b) NTI, as the index provider, has informed the Registrant that the old indexes will be terminated upon transition to the new indexes on March 16, 2020. If that should change, NTI and the Funds will consider their options at that time to mitigate against possible shareholder confusion. Additionally, the Registrant believes that the current Fund names are (a) consistent and descriptive of the Funds’ new underlying indexes and revised investment strategies; and (2) reasonably general that investors would not necessarily associate the Funds to their old indexes.

2.    Comment: Please explain supplementally to the Staff why the Funds are switching indexes.

Response: Since the old indexes were created in 2014 and 2015, NTI, as an index provider, developed the new indexes based on research and market developments. NTI, as the Funds’ investment adviser, recommended the new indexes because it believes that the new index methodologies, with the removal of a liquidity screen and addition of a value factor, could enhance the Funds’ respective risk/return profiles.

3.    Comment: Comments with respect to one Fund apply to both Funds, as applicable.

Response: The Registrant so acknowledges.

4.    Comment: Please provide the Staff with the completed fee table and expense example for each Fund at least one-week prior to effectiveness.

Response: Attached hereto as Appendix A are completed fee tables and expense examples for each Fund, which will also be included in the Funds’ Prospectus.

5.    Comment: Please provide the staff with a white paper for each Fund’s Underlying Index.

Response: Attached hereto as Appendix B are the index methodologies for each Fund’s Underlying Index that were previously sent to you by email.

6.    Comment: Please disclose the number of index components in the Underlying Index for each Fund in the Principal Investment Strategies summary section. A range is acceptable.

Response: The Registrant agrees to disclose the number of index components in the applicable Underlying Index in each Fund’s Principal Investment Strategies summary section of the Prospectus.

7.    Comment: The Staff notes that each Fund’s principal risks are listed in alphabetical order. Please prioritize the principal risks as to those most likely to adversely impact the Funds’ net asset values, yield and total return. After disclosing the most significant risks, the rest can be alphabetized. See Improving Principal Risks Disclosure, ADI 2019-08.

Response: The Registrant has re-ordered the risk factors in response to this comment, but believes that the significance of each risk factor may change over time and that the order of the risks is not intended to convey that one risk is more significant than another.

8.    Comment: In the Financial Sector Risk, please update the concentration information for 2019.

Response: The concentration information will be updated.

9.    Comment: Because there is a Non-US Issuer Risk included as a Principal Investment Risk, please include corresponding disclosure in the Principal Investment Strategies summary section.

Response: In response to this comment, the Registrant will add the following disclosure to each Fund’s Principal Investment Strategies summary section:

“The Fund may invest in U.S. dollar denominated bonds of non-U.S. corporations to the extent such bonds are included in the Underlying Index. Such investment will not exceed 20% of the net assets of the Fund.”

2

10.    Comment: Please provide the staff with updated performance information for each Fund at least one-week prior to effectiveness. Also, please add footnote disclosure that the principal investment strategy has changed and the date it changed.

Response: Updated performance information with the requested footnote disclosure for each Fund is attached as Appendix C.

11.    Comment: The Principal Investment Strategy states that the “The Underlying Index begins with the Parent Index and then follows a rules-based methodology to select and weight securities, subject to certain constraints, to optimize the Underlying Index’s exposure to a combined proprietary value score and a proprietary quality score, as determined by NTI acting in its capacity as index provider (“Index Provider”).” Please explain what “subject to certain constraints” means.

Response: Further in that same paragraph, the disclosure states that: “[i]n addition, at the time of index reconstitution, the weighting of the Underlying Index’s constituent securities are adjusted such that the effective duration and the sector exposures of the Underlying Index are similar to those of the Parent Index. Issuer and issue exposures are constrained to manage concentration risk.” To clarify, the above disclosure will be revised as follows:

“The Underlying Index begins with the Parent Index and then follows a rules-based methodology to select and weight securities, subject to certain constraints as described below, to optimize the Underlying Index’s . . . .”

12.     Comment: Please make sure that the Investment Company Act file number appears in 8.0 modern type on the back cover of the Prospectus.

Response: The Registrant agrees to do so.

Sincerely,

/s/ Veena K. Jain

Veena K. Jain

Copy to:	Peter K. Ewing
Jeff Beeson
Jose Del Real
Diana E. McCarthy

3

APPENDIX A

FlexShares® Credit-Scored US Corporate Bond Index Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.22%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.01%
Total Annual Fund Operating Expenses	0.23%
Expense Reimbursement(1)	-0.01%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.22%

(1)

Northern Trust Investments, Inc. (“NTI” or the “Adviser”) has contractually agreed to reimburse a portion of the operating expenses of the Fund (other than Acquired Fund Fees and Expenses) to the extent the “Total Annual Fund Operating Expenses” exceed 0.22%. This contractual limitation may not be terminated before March 1, 2021 without the approval of the Fund’s Board of Trustees. The Fund’s Board of Trustees may terminate the contractual agreement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense reimbursement arrangement for one year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$23
3 Years	$73
5 Years	$129
10 Years	$292

A-1

FlexShares® Credit-Scored US Long Corporate Bond Index Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following other expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.22%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.01%
Total Annual Fund Operating Expenses	0.23%
Expense Reimbursement(1)	-0.01%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.22%

(1)

Northern Trust Investments, Inc. (“NTI” or the “Adviser”) has contractually agreed to reimburse a portion of the operating expenses of the Fund (other than Acquired Fund Fees and Expenses) to the extent the “Total Annual Fund Operating Expenses” exceed 0.22%. This contractual limitation may not be terminated before March 1, 2021 without the approval of the Fund’s Board of Trustees. The Fund’s Board of Trustees may terminate the contractual agreement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense reimbursement arrangement for one year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$23
3 Years	$73
5 Years	$129
10 Years	$292

A-2

APPENDIX B

NORTHERN TRUST US CORPORATE BOND QUALITY VALUE INDEX

Northern Trust

50 South La Salle Street

Chicago, Illinois 60603

Nt_index_services@ntrs.com

northerntrust.com

INDEX METHODOLOGY

INTRODUCTION

This document sets forth the methodology for the Northern Trust US Corporate Bond Quality Value Index.

The index is calculated and disseminated by Intercontinental Exchange Data Services (ICE).

OVERVIEW

Northern Trust US Corporate Bond Quality Value Index

The Northern Trust US Corporate Bond Quality Value Index is designed to measure the performance of a diversified universe of intermediate maturity, US-dollar denominated bonds of companies with investment grade credit quality, favorable valuations, and enhanced short-term and long-term solvency.

INDEX ELIGIBLITY

In order to be eligible for inclusion in the Northern Trust US Corporate Bond Quality Value Index, each bond issue must meet the following criteria at each reconstitution:

•	Currency: Each security must be issued in United States Dollars

•	Market of Issue: Each security must be publicly issued in the U.S. and SEC registered or eligible for resale under 144A of the Securities Act of 1933

•	Security Types: Each security must be one of the following types unless noted otherwise below:

•	Inclusions: Fixed rate debentures, Medium Term Notes (MTN), callable and putable bonds, original issue zero-coupon bonds, 144A securities with registration rights, convertible, warrant-bearing and contingent capital securities, Fixed to floating capital securities (hybrids) which convert in a period of one year and up to (but not including) ten years from the reconstitution date, Payment in Kind (PIK) bonds, step-up coupons and those that change according to a predetermined schedule.

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NORTHERN TRUST US CORPORATE BOND QUALITY VALUE INDEX

•	Exclusions: Illiquid securities with no external pricing per our calculation source ICE

•	Debt Seniority: Each security must be either senior or subordinated debt, but covered bonds are to be excluded.

•	Ratings: Each security must have a minimum credit rating of Baa3/BBB-/BBB-[i]

•	Maturity: Each security must have a final maturity of at least one year and up to (but not including) ten years, at the time of each reconstitution.

•	Size: Each security must have $250 million or more in outstanding principal at the time of each reconstitution.

DETAILED METHODOLOGY

The construction of the index begins with a securities screen to determine eligible securities (defined in “Index Eligibility” section). Once all eligible securities have been identified, the securities’ are then optimized based on their exposure to quantitative factors such as:

•	Composite Alphaii: produced by combining each issue’s Value Scoreiii and Quality Scoreiv, as determined by Northern Trust Investments’ Quantitative Research Team

•	Effective Duration[v]

The primary objective of the optimization is to maximize our exposure to the Composite Alpha, and maintain a similar Effective Duration profile relative to our eligible universe. In addition to that main objective, systematic risk is managed during the optimization utilizing several constraints. These constraints are listed below (bounds show as relative weightings unless otherwise noted):

•	Security level constraint: to limit an index constituent’s maximum or minimum weight versus the eligible universe to either full underweight or five times (5.0x) the weight in the eligible universe

•	Minimum absolute constituent constraint: to require that each index constituent has a weight of at least one basis point (0.01%)

•	Minimum absolute turnover constraint: to require that index turnover at the constituent level is larger than one basis point (0.01%) for each change made during the reconstitution

•	Sectorvi constraint: to limit the index’s maximum or minimum sector weight exposure to +/-10% versus the eligible universe

•	Issuer level constraint: to limit each issuer’s absolute weight to 3.0% or less

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NORTHERN TRUST US CORPORATE BOND QUALITY VALUE INDEX

•	Composite Alpha constraint: to flag bonds ranking in the lowest quintile of non-financial sectors of the Composite Score as ineligible

•	Turnover constraint: to limit turnover at each index reconstitution to 10% or less

All the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution is found.

Any changes to this methodology will be announced to clients at least sixty (60) days in advance prior to becoming effective.

RECONSTITUTION & REBALANCING

The Northern Trust US Corporate Bond Quality Value Index is reconstituted monthlyvii on the last business day of the month in which U.S. bond markets are open for tradingviii, and becomes effective immediately after the market close. Intra-period adjustments may be made at the discretion of the index provider in connection with errors, changes in eligibility, and corporate actions.

The Northern Trust US Corporate Bond Quality Value Index reserves the right to postpone each reconstitution date for up to one week with prior client notification of such a postponement.

All changes to constituents and weightings will be announced to clients at least two (2) days prior to the reconstitution or rebalancing date, and again with definitive weights after the close of the reconstitution or rebalancing date, before the following business day’s market open.

[i]

For issues rated by all three ratings agencies, a composite rating is created by using the average of the three ratings. When two ratings are present, the lower of the two ratings are used to determine eligibility. At minimum, a single investment grade rating is required for a security to be eligible for the index. Bonds that are downgraded below investment grade or that enter into default post-reconstitution are removed at the next scheduled reconstitution.

ii	The Composite Alpha is formed by taking the Quality Score and the Value Score, and their respective weights in the Composite Alpha calculations
iii

The core components of the proprietary Value scoring model are based on quantitative ranking of various metrics obtained from company filings with the SEC, as well as recent price activity. The scores have multiple components, and include but are not limited to the following: Valuation (e.g. to assess the relative value of the security versus other similar securities), Spread Analysis (e.g. to assess the risk/return trade-off associated with each security versus other similar securities) and Solvency (e.g. to assess the corporation’s short term and long term solvency and also its risk of default).

iv

The core components of the proprietary Quality scoring model are based on quantitative ranking of various metrics obtained from company filings with the SEC and recent price activity. These scores have three components: Management Efficiency (e.g. corporate finance activities), Profitability (e.g. assess the reliability and sustainability of financial performance) and Solvency (short and long term).

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NORTHERN TRUST US CORPORATE BOND QUALITY VALUE INDEX

[v]

A measure of the sensitivity of the price of a bond to a change in interest rates, adjusted for embedded options, and commonly utilized to evaluate a bond’s theoretical change in value given a shift in the yield curve.

vi	Northern Trust Asset Management categorizes all issues available in our database into the following sectors: Consumer, Energy, Financials, Industrials, and Telecom, Technology & Media (TTM).
vii	Data used to strike the forward index is locked down for construction purposes eight business days prior to month end.
viii	Per the US holiday schedule posted at www.sifma.org/services/holiday-schedule/

NORTHERN TRUST INVESTMENTS (NTI) DISCLAIMER:

THE NTI INDEXES ARE THE EXCLUSIVE PROPERTY OF NTI. NTI AND NTI INDEX NAMES ARE SERVICE MARK(S) OF NTI OR ITS AFFILIATES.

ALTHOUGH NTI SELF-INDEXING GROUP SHALL OBTAIN INFORMATION FOR INCLUSION IN OR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH NTI SELF-INDEXING GROUP CONSIDERS RELIABLE, NONE OF THE NTI SELF-INDEXING GROUP WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ACCOUNT OR FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN CONNECTION WITH ANY INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE NTI SELF-INDEXING GROUP HERBY EXPRESSLY DISCLAIM ALL WARRANTS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH NTI INDEX AND DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE NTI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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NORTHERN TRUST US LONG CORPORATE BOND QUALITY VALUE INDEX

Northern Trust

50 South La Salle Street

Chicago, Illinois 60603

Nt_index_services@ntrs.com

northerntrust.com

INDEX METHODOLOGY

INTRODUCTION

This document sets forth the methodology for the Northern Trust US Long Corporate Bond Quality Value Index.

The index is calculated and disseminated by Intercontinental Exchange Data Services (ICE).

OVERVIEW

Northern Trust US Long Corporate Bond Quality Value Index

The Northern Trust US Long Corporate Bond Quality Value Index is designed to measure the performance of a diversified universe of longer termi maturity, US-dollar denominated bonds of companies with investment grade credit quality, favorable valuations, and enhanced short-term and long-term solvency.

INDEX ELIGIBLITY

In order to be eligible for inclusion in the Northern Trust US Long Corporate Bond Quality Value Index, each bond issue must meet the following criteria at each reconstitution:

•	Currency: Each security must be issued in United States Dollars

•	Market of Issue: Each security must be publicly issued in the U.S. and SEC registered or eligible for resale under 144A of the Securities Act of 1933

•	Security Types: Each security must be one of the following types unless noted otherwise below:

•	Inclusions: Fixed rate debentures, Medium Term Notes (MTN), callable and putable bonds, original issue zero-coupon bonds, 144A securities with registration rights, convertible, warrant-bearing and contingent capital securities, Fixed to floating capital securities (hybrids) which convert within ten years or more of the reconstitution date, Payment in Kind (PIK) bonds, step-up coupons and those that change according to a predetermined schedule.

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NORTHERN TRUST US LONG CORPORATE BOND QUALITY VALUE INDEX

•	Exclusions: Illiquid securities with no external pricing per our calculation source ICE

•	Debt Seniority: Each security must be either senior or subordinated debt, but covered bonds are to be excluded.

•	Ratings: Each security must have a minimum credit rating of Baa3/BBB-/BBB-ii

•	Maturity: Each security must have a final maturity of ten years or greater, at the time of each reconstitution.

•	Size: Each security must have $250 million or more in outstanding principal at the time of each reconstitution.

DETAILED METHODOLOGY

The construction of the index begins with a securities screen to determine eligible securities (defined in “Index Eligibility” section). Once all eligible securities have been identified, the securities’ are then optimized based on their exposure to quantitative factors such as:

•	Composite Alphaiii: produced by combining each issue’s Value Scoreiv and Quality Score[v], as determined by Northern Trust Investments’ Quantitative Research Team

•	Effective Durationvi

The primary objective of the optimization is to maximize our exposure to the Composite Alpha, and maintain a similar Effective Duration profile relative to our eligible universe. In addition to that main objective, systematic risk is managed during the optimization utilizing several constraints. These constraints are listed below (bounds show as relative weightings unless otherwise noted):

•	Security level constraint: to limit an index constituent’s maximum or minimum weight versus the eligible universe to either full underweight or five times (5.0x) the weight in the eligible universe

•	Minimum absolute constituent constraint: to require that each index constituent has a weight of at least one basis point (0.01%)

•	Minimum absolute turnover constraint: to require that index turnover at the constituent level is larger than one basis point (0.01%) for each change made during the reconstitution

•	Sectorvii constraint: to limit the index’s maximum or minimum sector weight exposure to +/-10% versus the eligible universe

•	Issuer level constraint: to limit each issuer’s absolute weight to 3.0% or less

•	Composite Alpha constraint: to flag bonds ranking in the lowest quintile of non-financial sectors of the Composite Score as ineligible

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NORTHERN TRUST US LONG CORPORATE BOND QUALITY VALUE INDEX

•	Turnover constraint: to limit turnover at each index reconstitution to 10% or less

All the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution is found.

Any changes to this methodology will be announced to clients at least sixty (60) days in advance prior to becoming effective.

RECONSTITUTION & REBALANCING

The Northern Trust US Long Corporate Bond Quality Value Index is reconstituted monthlyviii on the last business day of the month in which U.S. bond markets are open for tradingix, and becomes effective immediately after the market close. Intra-period adjustments may be made at the discretion of the index provider in connection with errors, changes in eligibility, and corporate actions.

The Northern Trust US Long Corporate Bond Quality Value Index reserves the right to postpone each reconstitution date for up to one week with prior client notification of such a postponement.

All changes to constituents and weightings will be announced to clients at least two (2) days prior to the reconstitution or rebalancing date, and again with definitive weights after the close of the reconstitution or rebalancing date, before the following business day’s market open.

Disclaimer: Returns of the indexes do not typically reflect the deduction of investment management fees, trading costs or other expenses. It is not possible to invest directly in an index. Indexes are the property of their respective owners, all rights reserved.

[i]	Longer maturity is defined as 10 years or longer to maturity date at the time of each reconstitution
ii

Ratings: The minimum credit rating for inclusion in the index is Baa3/BBB-/BBB-. For issues rated by all three ratings agencies, a composite rating is created by using the average of the three ratings. When two ratings are present, the lower of the two ratings are used to determine eligibility. At minimum, a single investment grade rating is required for a security to be eligible for the index. Bonds that are downgraded below investment grade or that enter into default post-reconstitution are removed at the next scheduled reconstitution.

iii	The Composite Alpha is formed by taking the Quality Score and Value Score, and their respective weights in the Composite Alpha calculations
iv

The core components of the proprietary Value scoring model are based on quantitative ranking of various metrics obtained from company filings with the SEC, as well as recent price activity. The scores have multiple components, and include but are not limited to the following: Valuation (e.g. to assess the relative value of the security versus other similar securities), Spread Analysis (e.g. to assess the risk/return trade-off associated with each security versus other similar securities) and Solvency (e.g. to assess the corporation’s short term and long term solvency and also its risk of default).

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NORTHERN TRUST US LONG CORPORATE BOND QUALITY VALUE INDEX

[v]

The core components of the proprietary Quality scoring model are based on quantitative ranking of various metrics obtained from company filings and recent price activity. These scores have three components: Management Efficiency (e.g. corporate finance activities), Profitability (e.g. assess the reliability and sustainability of financial performance) and Solvency (short and long term).

vi

A measure of the sensitivity of the price of a bond to a change in interest rates, adjusted for embedded options, and commonly utilized to evaluate a bond’s theoretical change in value given a shift in the yield curve.

vii	Northern Trust Asset Management categorizes all issues available in our database into the following sectors: Consumer, Energy, Financials, Industrials, and Telecom, Technology & Media (TTM).
viii	Data used to strike the forward index is locked down for construction purposes eight business days prior to month end.
ix	Per the US holiday schedule posted at www.sifma.org/services/holiday-schedule/

NORTHERN TRUST INVESTMENTS (NTI) DISCLAIMER:

THE NTI INDEXES ARE THE EXCLUSIVE PROPERTY OF NTI. NTI AND NTI INDEX NAMES ARE SERVICE MARK(S) OF NTI OR ITS AFFILIATES.

ALTHOUGH NTI SELF-INDEXING GROUP SHALL OBTAIN INFORMATION FOR INCLUSION IN OR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH NTI SELF-INDEXING GROUP CONSIDERS RELIABLE, NONE OF THE NTI SELF-INDEXING GROUP WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ACCOUNT OR FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY NTI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE NTI SELF-INDEXING GROUP SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN CONNECTION WITH ANY INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE NTI SELF-INDEXING GROUP MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE NTI SELF-INDEXING GROUP HERBY EXPRESSLY DISCLAIM ALL WARRANTS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH NTI INDEX AND DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE NTI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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APPENDIX C

FlexShares® Credit-Scored US Corporate Bond Index Fund

Fund Performance*

The bar chart and table that follow show how the Fund has performed on a calendar year basis and provide an indication of the risks of investing in the Fund. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated information on the Fund’s performance results can be obtained by visiting www.flexshares.com.

Calendar Year Total Returns

For the period shown in the bar chart above:

Best Quarter (3/31/2019): 4.19%

Worst Quarter (12/31/2016): -2.42%

Average Annual Total Returns

(for the periods ended December 31, 2019)

	One Year	Five Year	Since Inception of Fund	Inception Date of Fund
Before Taxes	10.80%	3.65%	3.65%	11/12/2014
After Taxes on Distributions	9.19%	2.45%	2.46%	—
After Taxes on Distributions and Sale of Shares	6.36%	2.26%	2.26%	—
Bloomberg Barclays Intermediate U.S. Corporate Bond Index **	10.14%	3.73%	3.69%	—
Northern Trust Credit-Scored US Corporate Bond IndexSM **, ***	11.20%	4.00%	4.00%	—
Northern Trust US Corporate Bond Quality Value IndexSM **, ***	N/A	N/A	N/A	—

*	Effective March 16, 2020, the Fund’s principal investment strategies are revised.
**	Reflects no deduction for fees, expenses or taxes.
***

Until March 16, 2020, the Fund’s underlying index is the Northern Trust Credit-Scored US Corporate Bond IndexSM. Beginning March 16, 2020, the underlying index is the Northern Trust US Corporate Bond Quality Value IndexSM. Performance information for the Northern Trust US Corporate Bond Quality Value IndexSM is not available for periods prior to its commencement date of January 31, 2020.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement plans. After-tax returns may exceed the return before taxes due to an assumed tax benefit from realizing a capital loss on a sale of Fund shares.

C-1

FlexShares® Credit-Scored US Long Corporate Bond Index Fund

Fund Performance*

The bar chart and table that follow show how the Fund has performed on a calendar year basis and provide an indication of the risks of investing in the Fund. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated information on the Fund’s performance results can be obtained by visiting www.flexshares.com.

Calendar Year Total Returns

For the periods in the bar chart above:

Best Quarter (3/31/2019): 8.14%

Worst Quarter (12/31/2016): -5.56%

Average Annual Total Returns

(for the periods ended December 31, 2019)

	One Year	Since Inception of Fund	Inception Date of Fund
Before Taxes	24.23%	8.03%	9/23/2015
After Taxes on Distributions	22.25%	6.07%	—
After Taxes on Distributions and Sale of Shares	14.25%	5.28%	—
Bloomberg Barclays Long U.S. Corporate Bond Index **	23.89%	8.39%	—
Northern Trust Credit-Scored US Long Corporate Bond IndexSM **, ***	25.07%	8.57%	—
Northern Trust US Long Corporate Bond Quality Value IndexSM **, ***	N/A	N/A	—

*	Effective March 16, 2020, the Fund’s principal investment strategies are revised.
**	Reflects no deduction for fees, expenses or taxes
***

Until March 16, 2020, the Fund’s underlying index is the Northern Trust Credit-Scored US Long Corporate Bond IndexSM. Beginning March 16, 2020, the underlying index is the Northern Trust US Long Corporate Bond Quality Value IndexSM. Performance information for the Northern Trust US Long Corporate Bond Quality Value IndexSM is not available for periods prior to its commencement date of January 31, 2020.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement plans. After-tax returns may exceed the return before taxes due to an assumed tax benefit from realizing a capital loss on a sale of Fund shares.

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